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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G
                                (RULE 13d-102)

               INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND
                13d-2 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 1)*

                               FILM ROMAN, INC.
                               (Name of Issuer)

                         COMMON STOCK, $0.01 PAR VALUE
                        (Title of Class of Securities)

                                  317234 10 2
                                (CUSIP Number)

                     _____________________________________



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
 CUSIP NO. 317234 10 2                 13G                 PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      PHIL ROMAN

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES

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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,078,750

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,078,750

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          N/A

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,078,750

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N/A                                                                  [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      36.4%

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      TYPE OF PERSON REPORTING*
12
      IN

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                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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-----------------------                                  ---------------------
 CUSIP NO. 317234 10 2                 13G                 PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

      ANITA ROMAN

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,300

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          N/A
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,300

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          N/A

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,300

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      N/A                                                                  [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      (LESS THAN 1%)

------------------------------------------------------------------------------
      TYPE OF PERSON REPORTING*
12
      IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT
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ITEM 1(a).  NAME OF ISSUER:

            The name of the issuer is Film Roman, Inc., a Delaware corporation (the "Issuer").

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            The principal executive offices of the Issuer are located at 12020 Chandler Boulevard, Suite 200, North Hollywood, California 91607.

ITEM 2(a).  NAME OF PERSONS FILING:

            Anita Roman ("Mrs. Roman") Phil Roman ("Mr. Roman").

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            c/o Film Roman, Inc., 12020 Chandler Boulevard, Suite 200, North Hollywood, California 91607.

ITEM 2(c).  CITIZENSHIP:

            Mr. Roman is a citizen of the United States.
            Mrs. Roman is a citizen of the United States.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            This information statement relates to the Common Stock, $.01 par value, of the Issuer (the "Common Stock").

ITEM 2(e).  CUSIP NUMBER.

            The CUSIP number of the Common Stock is 317234 10 2.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

            Not applicable.

ITEM 4.     OWNERSHIP.

            (a) Mr. Roman beneficially owns 3,078,750 shares of Common Stock. Mrs. Roman beneficially owns 1,300 shares of Common Stock. Mr. Roman disclaims beneficial ownership of the shares owned by Mrs. Roman. Mrs. Roman disclaims beneficial ownership of the shares held by Mr. Roman. Mr. Roman has granted to Mr. David Pritchard, the Chief Executive Officer of Film Roman, Inc., an option to purchase 388,023 shares of Common Stock owned by Mr. Roman. Such options are not exercisable until September 16, 2000 and are exercisable at such time only if certain conditions are met.

                               Page 4 of 6 pages
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            (b)  Mr. Roman's ownership represents 36.4% of the outstanding shares of Common Stock. Mrs. Roman's ownership represents less than 1% of the outstanding shares of Common Stock.


            (c)  Number of shares as to which such person has:

                 (i)   Sole power to vote or direct the vote:

                         See Item 5 of each cover page.

                 (ii)  Shared power to vote or to direct the vote:

                         See Item 6 of each cover page.

                 (iii) Sole power to dispose or to direct the disposition of:

                         See Item 7 of each cover page.

                 (iv)  Shares power to dispose or to direct the disposition of:

                         See Item 8 of each cover page.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Mr. and Mrs. Roman are individuals.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

               Not applicable.

ITEM 10.  CERTIFICATION.

               Not applicable.

                               Page 5 of 6 pages
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                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



February 12, 1998                               /s/ Phil Roman
                                         ---------------------------------------
                                         Phil Roman
                                         President,
                                         Chief Executive
                                         Officer and Director


February 12, 1998                              /s/ Anita Roman
                                         ---------------------------------------
                                         Anita Roman


                                Page 6 of pages